
March 19, 2020

Kevin Speed
Chief Accounting Officer
Avaya Holdings Corp.
4655 Great America Parkway
Santa Clara, CA 95054

      Re: Avaya Holdings Corp.
          Form 10-K for the Fiscal Year Ended September 30, 2019
          Filed November 29, 2019
          Form 10-Q for the Fiscal Quarter Ended December 31, 2019
          Filed February 10, 2020
          Form 8-K
          Filed February 10, 2020
          File No. 001-38289

Dear Mr. Speed:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Note 5. Fresh Start Accounting, page 87

1. Please demonstrate to us how the reorganization value of your assets immediately before the date of confirmation was less than the total of all post-petition liabilities and allowed claims, as provided by ASC 852-10-45-19.

Note 12. Financing Arrangements, page 108

2. We refer to your amended Term Loan Credit Agreement. Please tell us how you determined the amendment should be accounted for as a loan modification, including the result of your 10% cash flow test. Please refer to ASC 470-50-40-9 through 40-10 for

guidance.

Form 10-Q for the Fiscal Quarter Ended December 31, 2019

Note 5. Strategic Partnership, page 12

3.   In regard to your strategic partnership agreement with RingCentral, we have the following comments:

- Please provide us with the journal entries you recorded to reflect the transaction.

- Please tell us how many shares of stock you received from RingCentral and how many shares remain subsequent to your sale of shares.

- Please more fully explain to us how you intend to recognize revenue on the amounts recorded in contract liabilities at December 31, 2019, as it pertains to future fees and licensing rights, including the nature of such fees and licensing rights and the performance obligations that must be satisfied. Please cite the authoritative literature you intend to rely upon.

Form 8-K filed February 10, 2020

Exhibit 99.1

4.   In future filings, please revise:

- Your bullet point financial highlights to also present the corresponding GAAP measure related to Adjusted EBITDA with equal or greater prominence;

- Your additional key performance metrics to also provide the corresponding percentages of GAAP revenue, associated with product or services you have identified, with equal or greater prominence; and

- Your financial outlook guidance to also present the corresponding GAAP guidance with equal or greater prominence.

Please refer to Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or SiSi Cheng at 202-551-5004 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing